As filed with the Securities and Exchange Commission on August 22, 2014

Securities and Exchange Commission

Washington, D.C. 20549

Form N-8B-2

File No. 811-22925

Registration Statement of Unit Investment Trust

Pursuant to Section 8(b) of the
Investment Company Act of 1940

Elkhorn Unit Trust
(and Subsequent Trusts and Similar Series of Trusts)

Not the issuer of periodic payment plan certificates

I.Organization and General Information

1.	(a)
Furnish name of the trust and the Internal Revenue Service Employer Identification Number. (According to security designation or otherwise, if the trust does not have or does not transact business under any other designation.)

Elkhorn Unit Trust (an individual series thereof is referred to herein as a “Company”)

The Company does not have an Internal Revenue Service Employer Identification Number.

(b) Furnish title of each class or series of securities issued by the trust.

Elkhorn Unit Trust, Series 1 and subsequent series

2.	Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

Elkhorn Securities, LLC (the “Depositor”)
207 Reber Street
Suite 201
Wheaton, Illinois 60187
Internal Revenue Service Employer Identification Number is: 90-0930635.

3.	Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

The Bank of New York Mellon (the “Trustee”)
2 Hanson Place, 12th Floor
Brooklyn, New York 11217
Internal Revenue Service Employer Identification Number is: 13-4941102

is the trustee acting for the series described in the answer to Item 1(b) herein.

4.	Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

None at the date hereof. It is expected that the principal underwriter will be Elkhorn Securities, LLC, 207 Reber Street, Suite 201, Wheaton, Illinois 60187. Its Internal Revenue Service Employer Identification Number is: 90-0930635.

5.	Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

State of New York.

6.	(a)
Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities. (If individual indentures or agreements are entered into with security holders, so state and furnish the date of the first such indenture or agreement.)

The form of trust indenture and agreements proposed to be entered into among Elkhorn Securities, LLC, as Depositor as defined therein, The Bank of New York Mellon, as Trustee, and Elkhorn Investments, LLC, as Evaluator and Supervisor, as defined therein, under the terms of which the trusts for series 1 and subsequent series will be created and the securities for series 1 and subsequent series described in Item l(b) will be issued, is filed as Exhibit A(l) hereto (the “Trust Agreement”). The responses contained herein summarize, and are qualified in their entirety by, provisions of the Trust Agreement. It is expected that the Trust Agreement for the first series and subsequent series will be entered into immediately prior to the filing of an amendment of the Registration Statement on Form S-6 under the Securities Act of 1933 filed for each series of the Elkhorn Unit Trust, and the securities comprising the portfolio will be listed in the Trust Agreement and in the prospectus, and said securities will not be selected until at or about the date of their deposit. The Trust Agreement provides (or will provide) that in no event shall the trust continue beyond December 31 of the year following the fiftieth anniversary of the execution of the Trust Agreement or such other mandatory termination date as may be specified in the Trust Agreement.

(b)
Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.  (If this indenture or agreement is the same as set forth in Item 6(a), so state.)

None, except as set forth in Item 6(a).

7.	Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

Former Name	Approximate Date of Change

Elkhorn Unit Trust has never changed its name.

8.	State the date on which the fiscal year of the trust ends.

December 31 unless otherwise specified by the Depositor.

Material Litigation

9.
Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding.  Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority.  Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

None.

II.General Description of the Trust and Securities of the Trust

General Information Concerning the Securities of the Trust and the Rights of Holders

10.	Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

	(a)	Whether the securities are of the registered or bearer type.

Securities will be generally of registered type.

	(b)	Whether the securities are of the cumulative or distributive type.

Securities will be generally of distributive type.

	(c)	The rights of security holders with respect to withdrawal or redemption.

See answer to Item (d), below.

	(d)	The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

Unitholders may redeem their units on any business day. Redemption shall be made by the Trustee no later than the seventh day following the day on which a tender for redemption is received (the “Redemption

Date”) by payment of an amount of cash or portfolio securities equivalent to the redemption price (the “Redemption Price”) for such Company multiplied by the number of units being redeemed. The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the Trustee of portfolio securities is not reasonably practicable or is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the Trust Agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. After the initial offering, while not obligated to do so, the Depositor, and certain of broker-dealers, may, subject to change any time, maintain a market for units of a Company and to continuously offer to purchase said units at prices, determined by the Evaluator.

Units are transferable by making a written request to the Trustee.

(e)	If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

Not applicable.

(f)	The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust’s securities or the underlying securities and the relationship of such persons to the trust.

The Trust Agreement may be amended by the Trustee and the Depositor without the consent of any of the unitholders:

(1) to cure any ambiguity or to correct or supplement any provisions which may be defective or inconsistent;

(2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency;

(3) to make such provisions as shall not materially adversely affect the interests of the unitholders; or

(4)
to make such amendments as may be necessary for the Company to continue to qualify as a “regulated investment company” for tax purposes (a “RIC”) if the Company is a RIC, or to prevent the Company from being deemed an association taxable as a corporation for federal income tax purposes if the Company is a grantor trust.

The Trust Agreement with respect to a Company may also be amended in any respect by the Depositor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66-2/3% of the units then outstanding of such Company, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the Company. In no event shall any Trust Agreement be amended to increase the number of units of a Company issuable thereunder or to permit, except in accordance with the provisions of such Trust Agreement, the acquisition of any Securities (as defined below) in addition to or in substitution for those initially deposited in a Company. A Company may be terminated at any time by the unitholders representing 66-2/3% of the units thereof then outstanding.

No unitholder shall have the right to control the operation and management of any Company in any manner, except to vote with respect to the amendment of the Trust Agreement or termination of any Company. Nor shall any unitholders have the right to vote any voting securities, if any, contained in a Company’s portfolio.

(g)	Whether security holders must be given notice of any change in:

	(1)	the composition of the assets in the trust.

Yes.

	(2)	the terms and conditions of the securities issued by the trust.

Yes.

	(3)	the provisions of any indenture or agreement of the trust.

Yes.

	(4)	the identity of the depositor, trustee or custodian.

Yes.

	(h)	Whether the consent of security holders is required in order for action to be taken concerning any change in:

		(1)	the composition of the assets in the trust.

No.

		(2)	the terms and conditions of the securities issued by the trust.

Reference is made to the information provided in answer to Item 10(f) above.

		(3)	the provisions of any indenture or agreement of the trust.

Reference is made to the information provided in answer to Item 10(f) above.

		(4)	the identity of the depositor, trustee or custodian.

No.

	(i)	Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other items in this form.

None.

Information Concerning the Securities Underlying the Trust’s Securities

11.
Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of security comprising the portfolio of such investment company.)

If the trust owns or will own any securities of its regular brokers or dealers as defined in rule 10b-1 under the Act [17 CFR §270.10b-1], or their parents, identify those brokers or dealers and state the value of the registrant’s aggregate holdings of the securities of each subject issuer as of the close of the registrant’s most recent fiscal year.

A Company may consist of derivative securities (such as warrants, options, swaps, forward contracts or other derivatives), common stocks, preferred stocks, shares of registered investment companies, other equity securities, bonds, notes, other fixed income securities, other evidences of indebtedness, certificates of participation, mortgage-backed securities or other obligations issued or guaranteed by the United

States of America or by any agency or instrumentality thereof (plus Adverse Tax Change Replacement Securities, Contract Securities, Replacement Securities, and Additional Securities, if any, each as defined in the Trust Agreement) (collectively referred to herein as the “Securities”), all undistributed income received or accrued thereon, any undistributed cash realized from the sale, redemption or other disposition of the Securities deposited in the Company.

Each Company has not owned any securities of its regular brokers or dealers or their parents as of the close of its most recent fiscal year. The Companies do not intent to own any securities of their regular brokers or dealers or their parents.

12.	If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

	(a)	Name of company.

	(b)	Name and principal business address of depositor.

	(c)	Name and principal business address of trustee or custodian.

	(d)	Name and principal business address of principal underwriter.

	(e)	The period during which the securities of such company have been the underlying securities.

Not applicable.

Information Concerning Loads, Fees, Charges and Expenses

13.	(a)	Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust’s securities are subject:

		(A)	the nature of such load, fee, expense or charge;

		(B)	the amount thereof;

		(C)	the name of the person to whom such amounts are paid and his relationship to the trust;

		(D)	the nature of the services performed by such person in consideration for such load, fee, expense or charge

Units of the Companies are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus any applicable organization costs plus any accrued interest plus the applicable sales charge referred to in the Company’s prospectus. The sales load paid per unit will be remitted to the Depositor or an affiliate of the Depositor. The sales load is expected to vary from Company to Company depending upon the type of underlying securities included in a Company’s portfolio and a Company’s maturity. The initial offering period for a Company will last until such time as the total number of units created are sold.

Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price. Certain commercial banks may make units of a Company available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks.

The Depositor will receive gross sales charges equal to a percentage of the public offering price and will pay a portion of such sales charges to dealers and agents. In addition, the Depositor may realize a profit or a loss resulting from the difference between the purchase prices of the Securities to the Depositor and the costs of such Securities to a Company, which may be based on the offering side evaluation of the Securities. The Depositor may also realize profits or losses with respect to Securities deposited in a Company which were acquired from underwriting syndicates of which the Depositor was a member. The Depositor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the Securities in a Company.

For providing bookkeeping and administrative services to a Company of a character normally performed by the Trustee, the Depositor may receive a fee, as set forth in the prospectus for a Company, payable monthly, based upon the number of units of such Company outstanding as of January 1 of each year except for a Company during the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of units outstanding at the end of such month (such annual fee to be pro rated for any calendar year in which the Depositor provides services during less than the whole of such year). In no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Depositor both acts as depositor or principal underwriter and provides bookkeeping and administrative services, exceed the aggregate cost to the Depositor for providing such services.

For services performed for monitoring the underlying securities of a Company, the Supervisor may receive a fee, as set forth in the prospectus for each Company, payable monthly, based upon the number of units of such Company outstanding as of January 1 of each year except for a Company during the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of units outstanding at the end of such month (such annual fee to be pro rated for any calendar year in which the Supervisor provides services during less than the whole of such year). In no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Supervisor both acts as depositor or principal underwriter and provides portfolio surveillance, exceed the aggregate cost to the Supervisor for providing such services.

The Trustee may receive for its services a fee calculated monthly and based on the largest number of units outstanding during the calendar year except during the initial offering period of units, in which case the fee is calculated based on the largest number of units outstanding during the month preceding the monthly record date on which the compensation is paid (such annual fee to be prorated for any calendar year in which the Trustee provides services during less than the whole of such year). Notwithstanding the foregoing, the Trustee will receive a minimum fee from each Company as set forth in the Trust Agreement in each calendar year during which the Trustee is acting (such minimum fee to be pro rated for any calendar year in which the Trustee acts for a period less than the whole of such year). Funds that are available for future distributions, redemptions and payments of expenses are held in accounts which are non-interest bearing to unitholders and are available for use by the Trustee pursuant to normal Company procedures.

For providing evaluations of Securities in each Company, the Evaluator may receive a fee, as set forth in the prospectus for each Company, payable monthly, based upon the number of units of or the principal amount of securities held by a Company as of January 1 of each year except for a Company during the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of units of or principal amount of securities held by a Company at the end of such month (such annual fee to be pro rated for any calendar year in which the Evaluator provides services during less than the whole of such year).

The Trustee’s, Depositor’s, Evaluator’s and Supervisor’s fees may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index entitled All Services Less Rent of Shelter, published by the U.S. Department of Labor or any equivalent index substituted therefor. In addition, the Trustee’s fees may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Company to meet scheduled distributions).

Expenses incurred in establishing a Company, including the cost of initial preparation of documents relating to the Company, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses, may be paid by the Company.

(b)	For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

	Aggregate amount of payments (Complete period)		Six Payments (six months)		12 Payments (one year)		24 Payments (two years)
	Amount	% of amount of payments	Amount	% of amount of payments	Amount	% of amount of payments	Amount	% of amount of payments
(1) Amount of payments to be made on certificates
(2) Amount of sales load
(3) Fee of custodian or trustee
(4) Insurance premiums
(5) Other deductions from payments

(6) Total deductions (2 to 5)
(7) Net amount invested

Not applicable.

(c)
State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust.  State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested.  List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

A reduced sales charge resulting from quantity discounts may apply to purchases of units on any one day by the same purchaser from the same broker or dealer and for this purpose purchases of units of a Company. The reduced sales charge may also be applicable to purchases by the spouse or child of a purchaser or by a trustee or other fiduciary purchasing for a single trust, estate or fiduciary account. The Depositor may permit officers, directors and employees of the Depositor and registered representatives of selling firms to purchase units of a Company at a reduced sales charge. In addition, a reduced sales charge may apply to investors who purchase units through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed. A reduced sales charge may be offered to investors that use redemption or termination proceeds for another unit investment trust to purchase units of a Company. Such reduced sales charges may be implemented in order to competitively price large quantity orders, rollover investments, and investments made in fee-based accounts, and to encourage investment in the Depositor’s products by employees. The amounts of such reductions, when determined, will appear in the prospectus.

(d)
Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriters.

Reference is made to the information provided in answer to Item 13(c) above.

	(e)	Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

Reference is made to the information provided in answer to Item 13(a) for further information.

(f)
State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust’s securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

Reference is made to the information provided in answer to Item 13(a) for further information.

(g)
State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

Not applicable.

Information Concerning the Operations of the Trust

14.
Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust’s securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

Simultaneously with the receipt of the initial deposit of Securities into a Company, the Trustee will record on its books the ownership, by the Depositor or such other person or persons as may be indicated by the Depositor, of the aggregate number of units specified in the Trust Agreement and will deliver, or on the order of the Depositor will deliver, in exchange for such Securities, documentation evidencing the ownership of the number of the units.

Reference is also made to the information provided in answer to Item 13(a).

15.
Describe the procedure with respect to the receipt of payments from purchasers of the trust’s securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

Reference is made to the information provided in answer to Item 13(a).

16.	Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

On the initial date of deposit, the Depositor will deliver to the Trustee Securities or contracts for the purchase thereof, or an irrevocable letter of credit, or cash for deposit in the Companies.  In exchange for the Securities and cash so deposited, the Trustee will deliver to the Depositor documentation evidencing the ownership of that number of units set forth in the prospectus for such Company.  The Depositor has a limited right of substitution for such Securities in the event of a failed contract.  Additional units of a Company may be issued from time to time following the initial date of deposit by depositing in such Company additional Securities or contracts for the purchase thereof together with irrevocable letters of credit or cash, or cash with instructions to purchase additional Securities.  If additional units are issued by a Company as a result of the deposit of additional Securities by the Depositor, the aggregate value of the Securities in the Company will be increased and the fractional undivided interest in the Company represented by each unit will be decreased.  The Depositor may continue to make additional deposits of Securities into a Company following the initial date of deposit, provided that such additional deposits will be in amounts which will maintain, to the extent practicable, the existing percentage relationship among the Securities in such Company.

The Depositor may not alter the portfolios of the Companies by the purchase, sale or substitution of Securities, except in the circumstances noted below.  Thus, with the exception of redemption or maturity of Securities in accordance with their terms (and reinvestments made in connection with certain Companies), the assets of the Company will remain unchanged under normal circumstances.

Based on advice from the Supervisor, the Depositor may direct the Trustee to dispose of Securities, the value of which has been affected by certain adverse events, including the institution of certain legal proceedings or the occurrence of other market factors, including an advanced refunding, so that in the opinion of the Depositor the retention of such Securities in the Company would be detrimental to the interest of unitholders.  Such Securities will not, however, be sold to take advantage of fluctuations in market price.  In addition, if the Company is a grantor trust, the Depositor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that the Company is not deemed an association taxable as a corporation for federal income tax purposes.  If the Company is a regulated investment company, the Depositor will instruct the Trustee to take such action as is necessary to continue to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the United States Internal Revenue Code of 1986 (the “Code”).  The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the Capital Account of such Company for distribution to unitholders.

The Depositor, on the advice of the Supervisor, is required to instruct the Trustee to reject any offer made by any issuers of Securities to issue new obligations in exchange or substitution for any of such Securities pursuant to a refunding financing plan, except that the Depositor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Depositor may deem proper if (i) the issuer is in default with respect to such Securities, or (ii) in the written opinion of the Depositor, the issuer will probably default with respect to such Securities in the reasonably foreseeable future.  Any Security so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder.  In addition, the Trustee may sell Securities, designated by the Supervisor, from a Company for the purpose of redeeming units of such Company tendered for redemption and the payment of expenses.

For additional information concerning these matters, reference is made to information provided in answer to Item 11 above.

17.	(a)	Describe the procedure with respect to withdrawal or redemption by security holders.

(b)
Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust’s securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

	(c)	Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

A unitholder who does not dispose of units in the secondary market (as described in response to Item 10(d) above) may cause units to be redeemed by the Trustee by tendering units to the Trustee.  Redemption shall be made by the Trustee no later than the seventh day following the Redemption Date by payment of cash equivalent to the Redemption Price for such Company (determined as set forth in response to Item 46(a) below), as of the evaluation time stated in the Company’s prospectus, multiplied by the number of units being redeemed.  Any units redeemed shall be canceled and any undivided fractional interest in the Company extinguished.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account for such Company, to the extent that funds are available for such purpose, then from the Capital Account.  All other amounts paid on redemption shall be withdrawn from the Capital Account for such Company.  The Trustee is empowered to sell Securities for a Company in order to make funds available for the redemption of units of such Company.  Reference is made to the statements in answer to Item 10(d) above for additional information.

18.	(a)
Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

Income received by each Company, including any portion of the proceeds from a disposition of Securities which represents accrued interest, is credited by the Trustee to the Income Account for such Company.  All other receipts are credited by the Trustee to a separate Capital Account for the Company.  The Trustee normally has no cash for distribution to unitholders until it receives interest payments on the Securities comprising the Company.  Since interest usually is paid semi-annually, during the initial months of a fixed-income Company, the Income Account, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution.  Thereafter, assuming the Company retains its original size and composition, after deduction of the fees and expenses and reimbursements (without interest) to the Trustee for any amounts advanced to a Company, the Trustee will normally distribute on each income distribution date or shortly thereafter to unitholders of record of such Company on the preceding record date.

	(b)	Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

Unitholders of a Company may be offered the option to elect to have distributions of principal (including capital gains, if any) or income or both automatically invested without charge in units of their Company.

Reference is also made to the information provided in answer to Item 13(a).

(c)
If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

The Trustee may withdraw from the Capital Account or the Income Account of any Company such amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges or other expenses payable out of the Company.  Amounts so withdrawn shall be credited to a separate account maintained for a Company known as the Reserve Account as described in the Trust Agreement.

(d)
Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith.  State for each such distribution the aggregate amount and amount per share.  If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders.  If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

Not applicable.

19.
Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provision of any indenture or agreement pertaining thereto.

With each distribution, the Trustee will furnish or cause to be furnished to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit. The accounts of each Company are required to be audited annually, at the Company’s expense, by independent auditors designated by the Depositor, unless the Depositor determines that such an audit would not be in the best interest of the unitholders of such Companies.  The accountant’s report will be furnished by the Trustee to any unitholder of such Company upon written request.  Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was the unitholder of the Company, a statement, covering the calendar year, setting forth the applicable Company:

	(a)	As to the Income Account:

		(1)	the amount of income received on the Securities;

		(2)	the amount paid from the Income Account representing accrued interest of any units redeemed;

	(3)	the deductibles from the Income Account for applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Depositor, the Evaluator, the Supervisor and, if any, of counsel;

	(4)	any amounts credited by the Trustee to the Reserve Account;

	(5)	the net amount remaining after such payments and deductions, expressed both as a total dollar amount and a dollar amount per unit outstanding on the last business day of such calendar year; and

(b)	As to the Capital Account:

	(1)	the dates of the maturity, liquidation or redemption of any of the Securities and the net proceeds received therefrom excluding any portion credited to the Income Account;

	(2)	the amount paid from the Capital Account representing the principal of any units redeemed;

(3)
the deductions from the Capital Account for payment of applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Depositor, the Evaluator, the Supervisor and, if any, of counsel;

	(4)	the amount of “when issued” interest treated as a return of capital, if any;

	(5)	any amounts credited by the Trustee to the Reserve Account;

	(6)	the net amount remaining after distribution of principal and deductions expressed both as a dollar amount and as a dollar amount per unit outstanding on the last business day of the calendar year; and

(c)	As to the Reserve Account

(1)
the deductions from the Reserve Account for payment of applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Depositor, the Evaluator, the Supervisor and, if any, of counsel; and

(d)	The following information:

	(1)	a list of the Securities as of the last business day of such calendar year;

	(2)	the number of units outstanding on the last business day of such calendar year;

(3) the Redemption Price based on the last evaluation made during such calendar year;

(4)
the amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

20.	State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

	(a)	Amendments to such indenture or agreement.

Reference is made to the information provided in answer to Item 10(f) above.

	(b)	The extension or termination of such indenture or agreement.

Reference is made to the information provided in answer to Item 10(f) above.

	(c)	The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

See Item 20(d).

	(d)	The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

The Trustee or any trustee or trustees hereafter appointed may resign and be discharged of a Company created by this Indenture, by executing an instrument in writing resigning as Trustee of such Company and filing same with the Depositor and mailing a copy of a notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such instrument when such resignation is to take effect.  In case at any time the Trustee shall resign and no successor trustee shall have been appointed and have accepted appointment within thirty days after notice of resignation has been received by the Depositor, the retiring Trustee may forthwith apply to a court of competent jurisdiction for the appointment of a successor trustee.  Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

The Trustee shall be a corporation organized and doing business under the laws of the United States or any state thereof, which is authorized under such laws to exercise corporate trust powers and having at all times an aggregate capital, surplus, and undivided profits of not less than $5,000,000.  In case at any time the Trustee shall not meet these requirements, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Trustee in an involuntary case, or the Trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the Trustee or for any substantial part of its property shall be appointed, or the Trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the Trustee’s performance as shall be reasonably established from time to time by the Depositor, or if the Depositor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the Trustee or (2) one or more grossly negligent acts on the part of the Trustee with respect to a Company, the Depositor, upon sixty days’ prior written notice, may remove the Trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the Trustee so removed and one copy to the successor trustee.  Notice of such resignation or removal of a trustee and appointment of a successor trustee shall be mailed by the successor trustee, promptly after its acceptance of such appointment, to each Unitholder then of record.

Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to this Section shall become effective upon acceptance of appointment by the successor trustee. The Trustee’s and each successor trustee’s right to indemnification shall survive its resignation or removal.

(e)	The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

Reference is made to the information provided in answer to Item 20(f) below.

(f)	The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

If at any time the Depositor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting and shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may:

(a)
appoint a successor Depositor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or

		(b)	terminate the Trust Agreement and liquidate the Companies as provided therein, or

		(c)	continue to act as Trustee without terminating the Trust Agreement.

The Depositor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from taking any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own willful malfeasance, bad faith or gross negligence.  The Depositor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

21.	(a)	State the substance of the provisions of any indenture or agreement with respect to loans to security holders

Not applicable.

(b)
Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.  The following items should be covered:

		(1)	The name of each person who makes such agreements or arrangements with security holders.

		(2)	The rate of interest payable on such loans.

		(3)	The period for which loans may be made.

		(4)	Costs or charges for default in repayment at maturity.

		(5)	Other material provisions of the agreement or arrangement.

Not applicable.

(c)
If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

Not applicable.

22.
State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

The Depositor, Evaluator and Supervisor are liable for the performance of their obligations arising from their responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own willful malfeasance, bad faith or gross negligence.  The Depositor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.  The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys from Securities except by reason of its own gross negligence, lack of good faith or willful misconduct, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities.  In the event that the Depositor has failed to act, the Trustee may act and shall not be liable for any action taken by it in good faith.  The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the income thereon.  In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the act or receipt thereof.  The Trust Agreement provides that the determinations made by the Evaluator shall be in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or unitholders for errors in judgment, but shall be liable only for its willful malfeasance, bad faith or gross negligence.

23.	Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

No bonding arrangement exists for individual officers, directors or employees.

24.
State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23, inclusive.

Elkhorn Investments, LLC may serve as Supervisor and Evaluator for the Companies. Reference is made to information provided in answer to Item 13(a).

III.Organization, Personnel and Affiliated Persons of Depositor

Organization and Operations of Depositor

25.	State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

Elkhorn Securities, LLC was formed as a Delaware limited liability company on February 28, 2013.

26.	(a)
Furnish the following information with respect to all fees received by the depositor of the trusts in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

Year	Total payments by security holders	Amount of sales load received	Amount of administration fees received	Amount of management fees received	Amount of other fees received	Aggregate gross amount of load, fees, etc., received

Not applicable, as no fees have been received by the Depositor of the Companies in connection with the exercised of any functions or duties concerning a Company.

(b)
Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment advisor of such company:

	(1)	The nature of such fee or participation.

	(2)	The name of the person making payment.

	(3)	The nature of the services rendered in consideration for such fee or participation.

	(4)	The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

Not applicable, as no fees have been received by the Depositor of the Companies from any underlying investment company or any affiliated person or investment advisor of such company.

27.
Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust.  If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor’s activities therewith.  If the depositor has ceased to act in such named capacities, state the date of and circumstances surrounding such cessation.

The Depositor is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of FINRA.

Officials and Affiliated Persons of Depositor

28.	(a)
Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

Reference is made to Exhibit E filed herewith.

	(b)	Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

Reference is made to Exhibit E filed herewith.

Companies Owning Securities of the Depositor

29.
Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

The Depositor is a wholly-owned subsidiary of Elkhorn Capital Group, LLC, a Delaware limited liability company, which owns 100% of the membership interests in the Depositor and Elkhorn Investments, LLC, the Evaluator and Supervisor under the Trust Agreement.

As at June 30, 2014
Elkhorn Capital Group, LLC, 207 Reber Street, Wheaton, Illinois 60187 Holding Company
	Securities owned of record which are also owned beneficially		Securities owned of record which are not owned beneficially		Securities owned beneficially which are not owned of record
Title of Class	Amount	Percent of class	Amount	Percent of class	Amount	Percent of class
Membership Interests	[ ]	100%	0	0%	0	0%

Controlling Persons

30.	Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

No other person directly or indirectly controls the Depositor.

Compensation of Officers and Directors of Depositor

Compensation of Officers of Depositor

31.	Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:
Name of Person	Capacity in which received and nature of services	Amount of remuneration paid

(b)
directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

(c)	indirectly or through subsidiaries to each of the officers or partners of the depositor.

Name of person	Relationship of person to depositor	Name of company receiving remuneration	Relationship of person to company receiving remuneration

Nature of services	Name of each paying company	Amount paid by each such company

Not applicable.

Compensation of Directors

32.
Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

	(a)	the aggregate direct remuneration to directors

	(b)	indirectly or through subsidiaries to directors

Name of person	Relationship of person to depositor	Name of company receiving remuneration	Relationship of person to company receiving remuneration

Nature of services	Name of each paying company	Amount paid by each such company

Not applicable.

Compensation to Employees

33.	(a)
Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.
Name of Person	Capacity in which remuneration was received	Name of each company receiving remuneration	Amount of remuneration paid by each such company

(b)
Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant’s securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify).  If a person is employed in more than one capacity, classify according to predominant type of work.

Class of persons	Number	Aggregate remuneration

Not applicable.

Compensation to Other Persons

34.
Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

Name of Person	Capacity in which remuneration was received	Name of each company paying remuneration	Amount of remuneration paid by each such company

Not applicable.

IV. Distribution And Redemption of Securities

Distribution of Securities

35.
Furnish the names of the states in which sales of the trust’s securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discounted, indicating by appropriate letter the status with respect to each state.

	(A)	No sales of the Company’s securities are currently being made.

(B)
The Depositor intends to qualify the units for sale in a number of states which may vary from Company to Company.  The names of such states have not been determined but will be as of the initial date of deposit of the Companies but are currently anticipated to include all fifty states.

	(C)	None.

36.	If sales of the trust’s securities have at any time since January 1, 1936, been suspended for more than a month, describe briefly the reasons for such suspension.

Not applicable.

37.	(a)
Furnish the following information with respect to each instance where, subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

		(1)	Name of officer, agency or body.

		(2)	Date of denial.

		(3)	Brief statement of reason given for denial.

Not applicable.

(b)
Furnish the following information with regard to each instance where subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

		(1)	Name of officer, agency or body.

		(2)	Date of revocation.

		(3)	Brief statement of reason given for revocation.

Not applicable.

38.	(a)	Furnish a general description of the method of distribution of securities of the trust.

(b)
State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

(c)
State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof.  In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

Units will be sold through dealers who are members of FINRA.  Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus for the Companies.  Certain commercial banks may make units of the Companies available to their customers on an agency basis.  The Depositor reserves the right to change the dealer discounts set forth in the prospectus from time to time.  In addition to such discounts, the Depositor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of a Company and other unit investment trusts created by the Depositor.  The difference between the discount and the sales charge will be retained by the Depositor.

Information Concerning Principal Underwriter

39.	(a)
State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

Reference is made to the answer to Item 25 above.

	(b)	State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

Reference is made to the answer to Item 27 above.

40.	(a)
Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

NAME OF PRINCIPAL UNDERWRITER
Year	Total payments by security holders	Amount of sales load received	Amount of administration fees received	Amount of management fees received	Amount of other fees received	Aggregate gross amount of load, fees, etc. received

Not applicable, as no fees have been received by the principal underwriter of the Company in connection with the exercise of any functions concerning securities of the Company during the period in question.

(b)
Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment advisor of such company:

		(1)	The nature of such fee or participation.

		(2)	The name of the person making payment.

		(3)	The nature of the services rendered in consideration for such fee or participation.

		(4)	The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

Not applicable.

41.	(a)
Describe the general character of the business engaged in by each principal underwriter, including any business other than the distribution of securities of the trust.  If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities.  If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

Reference is made to the information provided in answer to Item 27 above.

	(b)	Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

Not applicable.

(c)
Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

Not applicable.

42.
Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter:

As at ___________________
Name and principal business address of each such person				Position with principal underwriter

Ownership of Securities of the Trust
	Securities owned of record which are also owned beneficially		Securities owned of record which are not owned beneficially		Securities owned beneficially which are not owned of record
Title of class	Amount	Percent of class	Amount	Percent of class	Amount	Percent of class

Not applicable.

43.
Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

Not applicable.

Offering Prices or Acquisition Valuation of Securities of the Trust

44.	(a)
Furnish the following information with respect to the method of valuation used by the trust for the purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

		(1)	The source of quotations used to determine the value of portfolio securities.

		(2)	Whether opening, closing, bid, asked or any other price is used.

		(3)	Whether price is as of the day of sale or as of any other time.

		(4)	A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

		(5)	Other items which registrant adds to the net asset value in computing offering price of its securities:

Fees for
Odd lot premiums (yes or no)	Brokerage commissions (yes or no)	Administration (yes or no)	Custodian or trustee (yes or no)	Registrar or transfer agent (yes or no)	Other charges (describe briefly)

(6)	Whether adjustments are made for fractions:

	(i)	before adding distributor’s compensation (load); and

	(ii)	after adding distributor’s compensation (load).

During the initial offering period of a Company (as determined by the Depositor), the evaluation for each Security shall be made in the following manner: (i) with respect to Securities for which market quotations are readily available, such evaluation shall be made on the basis of the current market value of such Securities; and (ii) with respect to other Securities, such evaluation shall be made on the basis of the fair value of such Securities as determined in good faith by the Evaluator.  If the Securities are listed on a national or foreign securities exchange and market quotations of such Securities are readily available, the market value of such Securities shall generally be based on the last available closing sale price on or immediately prior to the evaluation time on the exchange or market which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the Securities are listed thereon.  In the case of fixed income securities and other securities, the Evaluator will generally determine the value of these Securities during the initial offering period based on the ask or offer side evaluations of the Securities determined (a) on the basis of current ask prices of such Securities, (b) if ask prices are not available for any particular Security, on the basis of current ask prices for comparable securities, (c) by determining the value of Securities on the ask side of the market by appraisal, or (d) by any combination of the above.  If the Company holds Securities denominated in a currency other than U.S. dollars, the evaluation of such Security shall be converted to U.S. dollars based on current offering side exchange rates (unless the Evaluator deems such prices inappropriate as a basis for valuation).

After the initial offering period of units of a Company, the evaluation of the Securities shall be made in the manner described above on the basis of current bid prices for such Securities and the bid side value of any relevant currency exchange rate expressed in U.S. dollars.

Based on the prices of the Securities computed by the Evaluator, the Trustee will determine the net asset value for a Company as of the close of business (i) on the last Business Day of the year, (ii) on the day on which any Unit is tendered for redemption and (iii) on any other day desired by the Trustee or requested by the Depositor.  Such evaluations will take into account and itemize separately (1) the moneys on hand in the Company (other than moneys declared held in trust to cover contracts to purchase Securities and cash deposited into the Reserve Account) or moneys in the process of being collected from matured interest coupons or securities matured or called for redemption prior to maturity, (2) the value of each issue of the Securities in the Company as last determined by the Evaluator as described above, and (3) all other income from the Securities (including dividends receivable on the Securities trading ex-dividend as of the date of such valuation) as of the evaluation time on the date of such evaluation together with all other assets of such Company.  For each such evaluation there will be deducted from the sum of the above (i) amounts representing any applicable taxes or governmental charges payable out of the Company and for which no deductions have previously been made for the purpose of addition to the Reserve Account of such Company, (ii) amounts representing accrued expenses of the Company including but not limited to unpaid fees and expenses of the Trustee, the Evaluator, the Depositor, the Supervisor and counsel, in each case as reported by the Trustee to the Evaluator on or prior to the date of evaluation, (iii) amounts representing unpaid organization costs, (iv) if the Prospectus for a Company provides that the creation and development fee, if any, accrues on a daily basis, amounts representing unpaid accrued creation and development fees, (v) if the Prospectus for a Company provides that the deferred sales charge, if any, accrues on a daily basis, amounts representing unpaid accrued deferred sales charge, and (vi) moneys held for distribution to Unitholders of record of such Company as of a date prior to the evaluation then being made.  Adjustments for fractions will generally be made before adding the distributor’s compensation.

Reference is made to the information stated in answer to Item 10(d) above, as well as to the answer to Item 13(a).

	(b)	Furnish a specimen schedule showing the components of the offering price of the trust’s securities as at the latest practicable date.

Not applicable.

(c)
If there is any variation in the offering price of the trust’s securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

Reference is made to the statements in answer to Item 13(c).

45.
Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

	(a)	by whose action redemption rights were suspended.

	(b)	the number of days’ notice given to security holders prior to suspension of redemption rights.

	(c)	reason for suspension.

	(d)	period during which suspension was in effect.

Not applicable.

Redemption Valuation of Securities of The Trust

46.	(a)	Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

(1) The source of quotations used to determine the value of portfolio securities.

(2)	Whether opening, closing, bid, asked or any other price is used.

(3)	Whether price is as of the date of sale or as of any other time.

(4)	A brief description of the methods used by registrant for determining other assets and liabilities including accruals for expenses and taxes (including taxes on unrealized appreciation).

(5)	Other items which registrant deducts from the net asset value in computing redemption value of its securities:

Fees for
Odd lot premiums (yes or no)	Brokerage commissions (yes or no)	Transfer taxes (yes or no)	Administration (yes or no)	Custodian or trustee (yes or no)	Registrar or transfer agent (yes or no)	Other charges (describe briefly)

(6)	Whether adjustments are made for fractions.

The Redemption Price for units of each Company is computed by the Evaluator as of the evaluation time set forth in the prospectus next occurring after the tender of units for redemption and on any other business day desired by:

(a)	adding:

	(1)	the moneys on hand in the Company other than cash deposited in the Company to purchase Securities not applied to the purchase of such Securities;

	(2)	the aggregate value of each issue of the Securities held in the Company as determined by the Evaluator on the basis of prices therefor computed as described in the response to Item 44(a); and

	(3)	all other income from the Securities (including dividends receivable on the Securities trading ex-dividend as of the date of such valuation) as of the date of computation;

(b) deducting therefrom:

(1)
amounts representing any applicable taxes or governmental charges payable out of the Company and for which no deductions have been previously made for the purpose of additions to the Reserve Account described in Item 18(c);

(2)
an amount representing estimated accrued expenses of the Company including but not limited to fees and expenses of the Trustee (including legal and auditing fees and any insurance costs), the Evaluator, the Depositor and counsel, if any;

(3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and

(4) other liabilities incurred by the Company; and

(c) finally dividing the results of such computation by the number of units of the Company outstanding as of the date thereof.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a certain percentage of the principal amount of a unit redemption if the Trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return.

	(b)	Furnish a specimen schedule showing the components of the redemption price to the holders of the trust’s securities as at the latest practicable date.

Not applicable.

Purchase and Sale of Interests in Underlying Securities from and to Security Holders

47.
Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position.  Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders.  State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46.  If any item of expenditure included in the determination of the valuation is not or may not be actually incurred or expended, explain the nature of such item and who may benefit from the transaction.

Reference is made to information provided in answer to Items 10(d), 44 and 46 above.

V. Information Concerning the Trustee or Custodian

48.	Furnish the following information as to each trustee or custodian of the trust:

(a) Name and principal business address.

(b) Form of organization.

(c) State or other sovereign power under the laws of which the trustee or custodian was organized.

(d) Name of governmental supervising or examining authority.

The Trustee is The Bank of New York Mellon, a banking corporation organized under the laws of the state of New York with its principal executive office located at One Wall Street, New York, New York 10286 and its unit investment trust division office at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217.  The Trustee is subject to supervision by the Superintendent of the New York State Department of Financial Services, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

49.
State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year.  Indicate the person paying such fees or expenses.  If any fees or expenses are prepaid, state the unearned amount.

Reference is made to the information provided in answer to Item 13(a).

50.
State whether the trustee or custodian or other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

The fees and expenses owing to the Trustee are secured by a lien on the Company. These are charges relating solely to a particular Company and shall be charged only to that Company.

Reference is also made to the information provided in answer to Item 13(a).

VI. Information Concerning Insurance of Holders of Securities

51.	Furnish the following information with respect to insurance of holders of securities:

	(a)	The name and address of the insurance company.

	(b)	The types of policies and whether individual or group policies.

	(c)	The types of risks insured and excluded.

	(d)	The coverage of the policies.

	(e)	The beneficiaries of such policies and the uses to which the proceeds of the policies must be put.

	(f)	The terms and manner of cancellation and of reinstatement.

	(g)	The method of determining the amount of premium to be paid by holders of securities.

	(h)	The amount of aggregate premiums paid to the insurance company during the last fiscal year.

	(i)	Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

	(j)	The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

Not applicable.

VII. Policy of Registrant

52.	(a)
Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities.  If an investment advisor or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services.  If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

Reference is made to the information provided in answer to Items 6(a) and

16 above.

(b)	Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

	(1)	Title of security.

	(2)	Date of elimination.

	(3)	Reasons for elimination.

	(4)	The use of the proceeds from the sale of the eliminated security.

	(5)	Title of security substituted, if any.

	(6)	Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction.

	(7)	Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

Not applicable.

(c)	Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

	(1)	the grounds for elimination and substitution;

	(2)	the type of securities which may be substituted for any underlying security;

(3)
whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

	(4)	whether such substituted securities may be the securities of another investment company; and

	(5)	the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

Reference is made to the information provided in answer to Item 16 above.

(d)
Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

None.

(e)
Provide a brief statement disclosing whether the trust and its principal underwriter have adopted codes of ethics under rule 17j-1 of the Act [17 CFR 270.17j-1] and whether these codes of ethics permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the trust.  Also explain that these codes of ethics can be reviewed and copied at the Commission’s Public Reference Room in Washington, D.C., that information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090, that these codes of ethics are available on the EDGAR Database on the Commission’s Internet site at http://www.sec.gov, and that copies of these codes of ethics may be obtained, after paying a duplication fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing to the Commission’s Public Reference Section, Washington, D.C. 20549-0102.

The Companies and the Depositor have adopted codes of ethics under rule 17j-1 of the Act.  These codes of ethics permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Companies, subject to certain prohibitions. These codes of ethics can be reviewed and copied at the Commission’s Public Reference Room in Washington, D.C. as noted above.

Regulated Investment Company

53.	(a)	State the taxable status of the trust.

The Companies will either be structured as grantor trusts or “regulated investment companies” as defined in the Code for federal tax purposes.

	(b)	State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

The trust was not in existence during the last taxable year; however some series of the trust may elect to qualify as a regulated investment company as defined in Section 851 of the Code.  Certain other series will be structured so that they are not associations taxable as corporations under the Code.

VIII. Financial and Statistical Information

54.	If the trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities:

As at the end of each registrant’s past 10 fiscal years
Year	Total number of shares	Asset value per share	Dividends paid per share (if other than cash, explain)

Not applicable since information relates to registrant’s past 10 fiscal years.

(Items 55, 56, 57 and 58 are inapplicable since they relate only to periodic payment plan certificates.)

59.	Financial statements shall be filed in accordance with the instructions given below:

Financial Statements of the Trust

1.	A statement of conditions as of the close of the last fiscal year, and

Not applicable.

2.	Statements of income and other distributable funds for the last three fiscal years preceding the date of the statement of condition filed.

Not applicable.

Financial Statements of the Depositor

1.	A balance sheet as of the end of its last fiscal year.

2.	A profit and loss statement and a statement of surplus for the fiscal year ending as of the date of the balance sheet filed.

The Depositor did not become a registered broker-dealer until May 2014 but has attached a balance sheet at December 31, 2013 and a corresponding income statement for the period from its date of inception (February 28, 2013) through December 31, 2013 at Exhibit F.

Exhibits

Exhibit A(1)(a)

Form of Reference Trust Agreement.

Exhibit A(1)(b)

Form of Standard Terms and Conditions of Trust.

Exhibit A(6)(a)

Certificate of Formation of Elkhorn Securities, LLC

Exhibit A(6)(B)

Amended and Restated Limited Liability Company Operating Agreement of Elkhorn Securities, LLC

Exhibit A(11)

Form of Code of Ethics of Trust and Depositor

Exhibit D

Preliminary Prospectus

Exhibit E

Information Regarding Principals and Officers of the Depositor

Exhibit F

Financial Statements of Depositor at December 31, 2013

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, Elkhorn Securities, LLC, the Depositor of the registrant, has caused this registration statement to be duly signed on behalf of the registrant in the City of Wheaton and State of Illinois on the 22nd day of August 2014.

Elkhorn Unit Trust

By: Elkhorn Securities, LLC

By /s/ Benjamin T. Fulton
Name Benjamin T. Fulton
Title CEO and Chief Compliance Officer

Attest:
By /s/ Philip L. Ziesemer
Name Philip L. Ziesemer CFO